================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

COMMON STOCK, $25/48 STATED VALUE PER SHARE                        427056106
      (Title of class of securities)                            (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                 APRIL 12, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


================================================================================


----------------------------------------         ---------------------------------------
CUSIP No. 427056106                       13D                         Page 2 of 6 Pages
----------------------------------------         ---------------------------------------
---------------   ----------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             ISP OPCO HOLDINGS INC.
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)   / /
                                                                            (b)   /X/
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             OO
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                    / /
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware
-------------------------------   ------------------------------------------------------
   NUMBER OF           7          SOLE VOTING POWER:                            0
    SHARES
                  -------------   ------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                 10,719,200
   OWNED BY
                  -------------   ------------------------------------------------------
     EACH              9          SOLE DISPOSITIVE POWER:                       0
   REPORTING
                  -------------   ------------------------------------------------------
  PERSON WITH          10         SHARED DISPOSITIVE POWER:            10,719,200

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                    10,719,200
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                          / /
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           9.91%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            CO
---------------   ----------------------------------------------------------------------


----------------------------------------         ---------------------------------------
CUSIP No. 427056106                       13D                         Page 3 of 6 Pages
----------------------------------------         ---------------------------------------
---------------   ----------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             ISP INVESTMENTS INC.
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)  / /
                                                                            (b)  /X/
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC, OO
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware
-------------------------------   ------------------------------------------------------
   NUMBER OF           7          SOLE VOTING POWER:                   10,719,200
    SHARES
                  -------------   ------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                          0
   OWNED BY
                  -------------   ------------------------------------------------------
     EACH              9          SOLE DISPOSITIVE POWER:              10,719,200
   REPORTING
                  -------------   ------------------------------------------------------
  PERSON WITH          10         SHARED DISPOSITIVE POWER:                     0

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                    10,719,200
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                          / /
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           9.91%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            CO
---------------   ----------------------------------------------------------------------


----------------------------------------         ---------------------------------------
CUSIP No. 427056106                       13D                         Page 4 of 6 Pages
----------------------------------------         ---------------------------------------
---------------   ----------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             INTERNATIONAL SPECIALTY
                  S.S. OR I.R.S. IDENTIFICATION NO.    PRODUCTS INC.
                  OF ABOVE PERSON
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)  / /
                                                                            (b)  /X/
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             OO
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                    / /
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware
-------------------------------   ------------------------------------------------------
   NUMBER OF           7          SOLE VOTING POWER:                            0
    SHARES
                  -------------   ------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                 10,719,200
   OWNED BY
                  -------------   ------------------------------------------------------
     EACH              9          SOLE DISPOSITIVE POWER:                       0
   REPORTING
                  -------------   ------------------------------------------------------
  PERSON WITH          10         SHARED DISPOSITIVE POWER:            10,719,200

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                    10,719,200
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                          / /
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           9.91%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            CO
---------------   ----------------------------------------------------------------------

            This Amendment No. 11 ("Amendment No. 11") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, and Amendment No. 10 filed on April 11, 2001, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.     PURPOSE OF TRANSACTION

            On April 12, 2001, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to Mr. Thomas Gossage, Chairman, CEO and President of the Company:

Mr. Thomas Gossage
Chairman, CEO and President
Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001

Dear Tom:

      I am in receipt of your letter today, and our response is already fully laid out in our proxy materials, which contain numerous facts that you insist on ignoring.

      While we are pleased that Hercules has "reactivated" its search for a permanent CEO, I do not recall Hercules ever reporting to its shareholders that it had deactivated the search. Are you now reporting that after almost six months there has been no progress on this front as well?

      I do agree with you, of course, that Hercules shareholders should not be misled, and so to prevent that from happening, I would propose that you and I have one or more discussions/debates before any interested group of Hercules shareholders, so that the Company's shareholders can fully understand our respective positions in the proxy contest.

      Please let me know.

                                    Sincerely,

                                    /s/ Samuel J. Heyman


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   April 12, 2001

                                 ISP OPCO HOLDINGS INC.
                                 ISP INVESTMENTS INC.
                                 INTERNATIONAL SPECIALTY PRODUCTS INC.


                                 By:  /s/ Susan B. Yoss
                                      --------------------------------------
                                      Susan B. Yoss
                                      Executive Vice President and Treasurer





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